                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          MOLECULAR DIAGNOSTICS, INC.
                       (Name of Subject Company (issuer))

                          MOLECULAR DIAGNOSTICS, INC.
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   60851R104
                     (CUSIP Number of Class of Securities)

                               LEONARD R. PRANGE
                                   PRESIDENT
                          MOLECULAR DIAGNOSTICS, INC.
                      414 NORTH ORLEANS STREET, SUITE 510
                            CHICAGO, ILLINOIS 60610
                (Name, address, and telephone numbers of person
 authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO
                             ROBERT J. MINKUS, ESQ.
                             SCHIFF HARDIN & WAITE
                                6600 SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                                 (312) 258-5500

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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CONTACT:
Peter Gombrich
(312) 222-9550



FOR IMMEDIATE RELEASE

                      MOLECULAR DIAGNOSTICS, INC. ANNOUNCES
                         EXCHANGE OFFER FOR COMMON STOCK

Chicago, Illinois, November 19, 2001 - Molecular Diagnostics, Inc. (OTCBB:MCDG) today announced that it intends to commence an exchange offer to acquire up to 20,000,000 shares of its common stock, par value $0.001 or approximately 56% of its outstanding common stock as of November 16, 2001.

Pursuant to the terms of the exchange offer, MDI intends to offer 1/25 (one twenty-fifth) of a share of Series E convertible preferred stock, par value $0.001, in exchange for each share of its outstanding common stock.

Peter Gombrich, Chairman and CEO of MDI said "there are several reasons for making the exchange offer. The board of directors and executive officers of MDI want to demonstrate their commitment to the company by restricting the sales of a significant number of shares of common stock that we, as a group, own. In addition, the company needs to reduce the number of common shares outstanding. If all our outstanding convertible securities, options, and warrants were actually converted or exercised, MDI would exceed the amount of common stock it is authorized to issue". Gombrich also said "One of the reasons, we obtained stockholder approval for a one-for-three reverse stock split was to address the issue of authorized shares. However, the board believes it is not prudent at this time to implement the reverse stock split because of the current trading price of our stock and until such time as the company makes further positive announcements about its progress."

MDI said that holders of the common stock will receive an offering circular and letter of transmittal outlining the details of the exchange offer by mail. Holders of the common stock may call LaSalle Bank National Association, the Exchange Agent, at (312) 904-2458.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain "forward-looking" statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on MDI's current expectations and involve many risks and uncertainties such as the possibility that clinical trials will not substantiate MDI's expectations with respect to the InPath(TM) System, and other factors set forth in reports and documents filed by MDI with the Securities and Exchange Commission. A more complete listing of cautionary statements and risk factors is contained in MDI's report on Form 10-K, as amended, for the year ended December 31, 2000, filed with the Securities and Exchange Commission. MDI undertakes no obligation to publicly update or revise any forward-looking statements contained herein.


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NOTICE

This announcement is neither an offer to purchase securities nor a solicitation of an offer to sell securities of MDI. At the time the offer is commenced, MDI will file a Tender Offer Statement with the Securities and Exchange Commission. The Tender Offer Statement (including the Offering Circular attached as an exhibit thereto, a related Letter of Transmittal and other offer documents) will contain important information which should be read carefully before any decision is made with respect to the offer. The Offering Circular, the related Letter of Transmittal and certain other offer documents will be made available to all holders of the common stock at no expense to them. The Tender Offer Statement (including the Offering Circular, the related Letter of Transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission's web site at www.sec.gov.